15026356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) Texas (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 5/20/15

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
My Commission Expires
June 13, 2018

Rose Mary Maldonado
Notary Public

Signature

Vice President, Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAA Financial Advisors, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 25, 2015

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2014

(Dollars in thousands, except share data)

Assets		
Cash and cash equivalents	$	10,859
Receivable from related parties		15,894
Prepaid assets		5,722
Total assets	$	32,475
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to related party	$	23,474
Total liabilities		23,474
Stockholder's Equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		1
Additional paid-in capital		9,000
Total stockholder's equity		9,001
Total liabilities and stockholder's equity	$	32,475

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2014

(Dollars in thousands)

Revenues	
Origination and servicing fees	$ 137,334
Administrative servicing fees	8,558
Dividend income	1
Total revenues	145,893
Expenses	
Compensation and benefits	95,745
Administrative services	18,680
Data processing and communications	12,630
Licenses and fees	7,994
Occupancy and equipment	5,952
Other	4,892
Total expenses	145,893
Income before income taxes	-
Income tax expense	-
Net income	$ -

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

(Dollars in thousands)

	Total stockholder's equity	Common stock	Additional paid-in capital
Balances at January 1, 2014	$ 9,001	$ 1	$ 9,000
Balances at December 31, 2014	$ 9,001	$ 1	$ 9,000

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2014

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from related parties	648
Increase in prepaid assets	(898)
Increase in payable to related party	2,091
Net cash provided by operating activities	1,841
Cash and cash equivalents at beginning of year	9,018
Cash and cash equivalents at end of year	$ 10,859
Supplemental disclosure:	
Income tax refund received from USAA	$ 1

See accompanying notes to financial statements.

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Financial Advisors, Inc. (FAI), (also referred to as "we," "our," or "us," unless otherwise denoted) is a wholly owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly owned subsidiary of United Services Automobile Association (USAA).

We are registered as a securities broker-dealer under the Securities Exchange Act of 1934 and we are a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FAI was formed to collectively allow FPS and FAI to serve as the portal through which customers can receive integrated financial advice to identify appropriate solutions, followed by a discussion of the USAA products and services that may be suitable for their financial needs.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consists of cash and highly liquid investments that have an original maturity at purchase of three months or less. At December 31, 2014, we held an investment in the USAA Money Market Fund of $9,019, recorded at fair value. Dividends totaled $1 in 2014.

(d) Fair value

Financial Accounting Standards Board (FASB) guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

(Dollars in thousands)

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability.

Cash equivalents consist of a money market mutual fund. As quoted prices are available in an active market, the fund is classified in Level 1 of the valuation hierarchy. *Prepaid assets* represent prepaid FINRA fees. For prepaid assets and all other assets and liabilities, carrying value approximates fair value.

(e) Revenue recognition

As more fully described in note 2(b), we provide broker-dealer services to USAA Investment Management Company (IMCO), a related party and registered broker-dealer under the Securities Exchange Act of 1934. We also provide services to USAA Asset Management Company (AMCO), an affiliate and a registered investment adviser and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), for servicing of the mutual fund accounts and products. Revenue for these services is earned over the period in which these services are performed.

Furthermore, as described in note 2(c), we also provide services to IMCO which cover activities such as performing account opening and administration and taking customer securities orders. Again, these activities are recognized as revenue over the period in which the services are performed.

(f) New accounting pronouncements

During 2014, we adopted the following Accounting Standards Update (ASU) to the FASB Accounting Standards Codification (Codification):

- ASU 2013-12, *Definition of a Public Business Entity – An Addition to the Master Glossary.*

Information about this accounting update is further described in more detail below:

ASU 2013-12 defines *public business entity.* The definition will be used to consider the scope of new financial guidance and will identify whether the guidance does or does not apply to public business entities. There is no effective date for the amendment, but the term *public business entity* will be used in GAAP guidance on a prospective basis. We evaluated the definition and determined that we meet the new definition of a public business entity because we are required to file or furnish financial statements with the U.S. Securities and Exchange Commission (SEC).

(g) New accounting pronouncements issued but not yet effective

The following accounting updates to the FASB Codification have been issued but are not yet effective for us:

- ASU 2014-09, *Revenue from Contracts with Customers*;
- ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.*

(Dollars in thousands)

Information about these accounting updates is further described in more detail below:

ASU 2014-09 replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The ASU allows for two adoption methods (1) a company will apply the rules to all contracts existing in all reporting periods presented, subject to certain allowable exceptions or (2) a company will apply the rules to all contracts existing as of January 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and provide additional disclosures comparing results to previous rules. The ASU is effective for us on January 1, 2018. We continue to evaluate the impact of the ASU and available adoption methods.

ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The ASU is effective for us on December 31, 2016. We do not expect a material impact upon adoption.

(2) Transactions with related parties

(a) Intercompany agreement

We have entered into an expense allocation agreement with FPS for the purposes of allocating and reporting certain operating expenses of FAI. Actual expense amounts charged to FAI by FPS are calculated based on predetermined and contractually established rates that are based upon estimated sales volumes (product volume or balances) and expenses (referred to as transfer pricing). Amounts owed to FPS for these services are included in *Payable to related party* and are settled monthly. During 2014, we recognized expenses of $137,334 for the services provided by FPS and such expenses are included in the Statement of Operations lines to which the services pertained. Broker-dealer volume and balance metrics were below those expected during the transfer pricing process and related expenses were higher. Had the charges from FPS been based upon an allocation of costs, rather than a transfer pricing model, we would have incurred additional expense of $24,037. Had these expenses been allocated, FAI would have also received additional income of $24,037 from IMCO, AMCO, and SAS.

FAI and IMCO have entered into an intercompany agreement with FPS covering services rendered by FPS on behalf of FAI. This agreement allows for a recovery of the costs incurred in our operation as a broker-dealer (including those costs allocated from FPS). Amounts owed to us from IMCO for these services are included in *Receivable from related parties* and are settled monthly. During 2014, we earned $112,973 for services provided to IMCO.

FAI, AMCO, and SAS have entered into an intercompany agreement covering services rendered by FPS on behalf of FAI. This agreement represents a recovery of the costs incurred in our servicing of the mutual fund accounts and products. Amounts owed to us from AMCO and SAS for these services are included in *Receivable from related parties* and are settled monthly. During 2014, we earned $21,157 and $3,204 for services provided to AMCO and SAS, respectively.

(Dollars in thousands)

(b) Clearing agreement

Prior to conversion, FAI and IMCO operated in accordance with a fully disclosed clearing agreement which covered activities such as performing account opening and administration and taking client securities orders for clearance and settlement through an introducing and clearing arrangement with IMCO. Under the terms of the agreement, IMCO cleared and carried, on a fully disclosed basis, customer accounts introduced to IMCO by us.

Effective August 11, 2014, IMCO entered into a fully disclosed clearing agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company, and converted from a clearing and carrying broker-dealer to a fully disclosed, introducing broker-dealer. Accordingly, FAI entered into a secondary clearing agreement with IMCO and NFS whereby FAI introduces brokerage customer accounts to IMCO, who in turn, introduces these accounts to NFS. NFS, pursuant to the respective clearing agreements, is now responsible for the clearing and carrying activities on brokerage customer accounts.

We earned fees of $8,558 from IMCO in 2014 under the respective agreements and we incurred expenses of approximately $8,558 related to activities underlying these agreements which are included in *Administrative servicing fees* and various expense categories on the Statement of Operations, respectively.

(c) Funding agreement

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $20,000 from USAA Capital Corporation (CAPCO). There were no borrowings during 2014. There are no commitment fees associated with this intercompany funding agreement.

(3) Income Taxes

FAI is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax expense is the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions. The resulting state income taxes are reflected in the statement of operations.

Aggregate cash received from USAA for income tax refunds during the year ended December 31, 2014 was $1. No aggregate cash was paid by USAA for Texas Margin Tax during the year ended December 31, 2014.

FAI does not have any deferred income tax for the year ended December 31, 2014. FAI does not have any uncertain tax positions for the year ended December 31, 2014.

(Dollars in thousands)

(4) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2014, our net capital was $1,056, which was $806 in excess of our minimum net capital requirement of $250.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2014.

(5) Commitments and contingencies

FAI is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

(6) Subsequent Events

Events occurring after December 31, 2014 have been evaluated for possible adjustment to the financial statements or disclosure.

Supplementary Information

Schedule 1

USAA FINANCIAL ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

As of December 31, 2014

(Dollars in thousands)

Net capital:		
Total stockholder's equity qualified for net capital	$	9,001
Deductions/charges:		
Nonallowable assets:		
Prepaid assets		5,722
Receivable from related parties (excludes a receivable from a registered broker-dealer affiliate of $13,851)		2,043
Total deductions/charges		7,765
Net capital before haircuts on securities positions		1,236
Haircuts on securities:		
Other securities		180
Net capital	$	1,056
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement of reporting broker or dealer	$	250
Excess net capital	$	806
Net capital in excess of:		
120% of minimum net capital requirement	$	756

There are no material differences between the preceding computation and our corresponding amended unaudited part IIA of Form X-17A-5 as of December 31, 2014. The filing was submitted on February 13, 2015 with an explanation of changes between the originally filed FOCUS Part IIA and the amended version.

Schedule 2

USAA FINANCIAL ADVISORS, INC.

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

We are exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule, as an introducing broker or dealer that carries no customer accounts and does not otherwise hold funds or securities of customers. Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

Exemption Report of
Financial Advisors, Inc.

USAA®
9800 Fredericksburg Road
San Antonio, Texas 78288

USAA Financial Advisors, Inc. Exemption Report

February 25, 2015

USAA Financial Advisors, Inc. (FAI) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC). This Exemption Report was prepared as required by SEC Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, FAI states the following:

1. FAI claimed an exemption from SEC Rule 15c3-3 under the provisions of 15c3-3(k)(2)(ii).

2. FAI met the exemption provisions in 15c3-3(k)(2)(ii) throughout the period from June 1, 2014 through December 31, 2014 without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

USAA Financial Advisors, Inc.
Kirsten Register
Vice President, Controller

Report of
Independent Registered Public Accounting Firm

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.

We have reviewed management's statements, included in the accompanying USAA Financial Advisors, Inc. Exemption Report, in which (1) USAA Financial Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the U.S. Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2015

Securities Investor Protection Corporation Report and Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
USAA Financial Advisors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of USAA Financial Advisors, Inc. (FAI), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FAI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. FAI's management is responsible for FAI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the audited Form X-17A-5 for the year ended December 31, 2014 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********3017*********************MIXED AADC 220
066197 FINRA DEC
USAA FINANCIAL ADVISORS INC
ATTN LAURA BROWN COMPL/ADMIN
9800 FREDERICKSBURG RD, A-3-W
SAN ANTONIO TX 78288-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Brown 210-498-4924

2. A. General Assessment (item 2e from page 2) $ 303,828

B. Less payment made with SIPC-6 filed (exclude interest) (178,732)

7/28/2014
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 125,096

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 125,096

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 125,096

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Financial Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 15.

Assistant Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 145,892,692
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	24,360,751
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	940
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	24,361,691
2d. SIPC Net Operating Revenues	$ 121,531,001
2e. General Assessment @ .0025	$ 303,828 (to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********3017*********************MIXED AADC 220
066197 FINRA DEC
USAA FINANCIAL ADVISORS INC
ATTN LAURA BROWN COMPL/ADMIN
9800 FREDERICKSBURG RD, A-3-W
SAN ANTONIO TX 78288-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Brown 210-498-4924

2. A. General Assessment (item 2e from page 2) $ 303,828

   B. Less payment made with SIPC-6 filed (exclude interest) (178,732)
   7/28/2014
   Date Paid

   C. Less prior overpayment applied (-0-)

   D. Assessment balance due or (overpayment) 125,096

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

   F. Total assessment balance and interest due (or overpayment carried forward) $ 125,096

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 125,096

   H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Financial Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 15.

Assistant Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINA[illegible]N [illegible] "SIPC NET OPERATING REVE[illegible]ES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 145,892,692
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0θ
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	24,360,751
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	940
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	24,361,691
2d. SIPC Net Operating Revenues	$ 121,531,001
2e. General Assessment @ .0025	$ 303,828 (to page 1, line 2.A.)

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
USAA Financial Advisors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of USAA Financial Advisors, Inc. (FAI), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FAI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. FAI's management is responsible for FAI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the audited Form X-17A-5 for the year ended December 31, 2014 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015